Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT GAMIDA CELL’S HAS MADE FIRST

PATIENT TRANSPLANTED IN PHASE 3 REGISTRATION STUDY OF NICORD

FOR BLOOD CANCERS

Tel Aviv, Israel, February 28, 2017, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, in further to its announcement dated December 12, 2016, that it was informed by Gamida Cell Ltd. (“Gamida”), an indirect associate of the Company, that the first patient has been transplanted in Gamida’s Phase 3 study of NiCord®, in development as a cure for patients with blood cancer (the “Trial”).

The Trial is an international, randomized, controlled, open-label, multicenter, registration study. The trial is expected to enroll 120 patients, ages 16-60 that will be enrolled in medical centers in the U.S and Europe. The Trial will evaluate the safety and efficacy of transplanting NiCord® as compared to transplanting un-manipulated cord blood in patients with hematological malignancies (blood cancers). The primary end point is the time estimation to neutrophil engraftment.

As of today, the development of NiCord remains at the clinical stage of development.

Gamida develops cellular and immune therapies for the treatment of cancer and orphan genetic diseases. Gamida’s pipeline of products are in development to treat a wide range of conditions, including blood cancer, lymph nodes cancer and genetic hematological diseases such as sickle cell disease and thalassemia.

The Company holds approximately 89.9% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (85.6% on a fully diluted basis) which, in turn, holds approximately 25% of the share capital in Gamida (22.5% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com